UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DC

DIVISION OF
CORPORATION FINANCE

[redacted]

03004527

January 10, 2003

Robert T. Lucas III
Associate General Counsel
Assistant Secretary
Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244

Act 1934
Section
Rule 14A-8
Public Availability 1-10-2003

Re: Duke Energy Corporation
Incoming letter dated December 9, 2002

Dear Mr. Lucas:

This is in response to your letters dated December 9, 2002 and January 3, 2003 concerning the shareholder proposal submitted to Duke Energy by David E. Bailey. We have also received a letter from the proponent dated December 17, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Mr. David E. Bailey
17712 Cliffbourne Lane
Derwood, Maryland 20855

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

January 3, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2003 Annual Shareholders' Meeting
<u>Shareholder Proposal of David E. Bailey</u>

Ladies and Gentlemen:

I am submitting this letter on behalf of Duke Energy Corporation (the "Company") in response to the letter dated December 17, 2002 from David E. Bailey (the "Proponent's Response Letter"), which was sent to you by Mr. Bailey in response to the Company's December 9, 2002, letter (the "No-Action Letter Request") seeking no-action confirmation from the staff if the Company excludes the Proposal from its 2003 proxy materials on the basis described in the No-Action Letter Request.

Pursuant to Rule 14a-8(j), we have enclosed six copies of this letter and the Proponent's Response Letter. Capitalized terms used in this letter and not defined are defined in the No-Action Letter Request.

The Company reaffirms its intent to omit the Proposal pursuant to Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-8(i)(13) under the Act as set forth in the No-Action Letter Request, along with its request that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

The Company's responses to the Proponent's Response Letter are set forth below.

I. The Proponent's Response Letter confirms that the Proposal may be excluded on the same basis upon which the Previous Proposal was excluded.

As stated in the No-Action Letter Request, the Previous Proposal was determined by the staff to be excludable on the basis of Rule 14a-8(i)(13) because, as the staff properly concluded, it appeared to amount to a "formula that would result in a specific dividend amount." The Previous Proposal was noted by the staff to request that the Company "distribute earnings more equitably, to include dividend increases for shareholders by adjusting, e.g. investments for growth, or executive salary increases and awards . . .." The Proponent's description of the current Proposal in the Proponent's Response Letter is that it requests "the Board's consideration of a more balanced approach to outlays of company earnings," and that it "seeks . . . a more balanced relationship," specifically citing investments for growth and executive compensation as the outlays against which dividends should be balanced. Thus, according to this description, the Proposal seeks the same "formula" approach to determining dividend level as did the Previous Proposal, by seeking to cause dividend level to have a functional relationship with these other uses of the Company's funds. It is therefore excludable on the same basis as the Previous Proposal. Despite his attempts to distinguish the current Proposal from the Previous Proposal, even the Proponent has confirmed in the Proponent's Response Letter that the current Proposal "retain[s] the essential ingredients of the previous proposal." Therefore, there is no meaningful distinction between the two proposals and both are excludable under Rule 14a-(i)(13).

II. The Proponent's Response Letter strengthens the Company's argument that the Proposal is so vague and indefinite that it violates Rule 14a-9.

The following sentence from the Proposal is apparently what is being proposed for shareholder action: "It is therefore proposed that shareholders ask the Board to re-examine present policies for establishing annual dividend yield that has produced no increase in five years." However, in the Proponent's Response Letter, the Proponent has described what is proposed for shareholder action in a number of different ways. He states that the Proposal

- "requests 'more balanced' consideration by the Board of the distribution of earnings of the corporation" (page 1, paragraph 2)

- "asks only for the Board's consideration of a more balanced approach to outlays of company earnings" (page 1, paragraph 5)

- "attempts to . . . provide a reasonable basis for the shareholders and thru [sic] them, the Board, to seriously examine what appears to be a continuing unfair and inequitable balance between dividend level and other corporate outlays" (page 2, carryover paragraph from page 1)

- "seeks only a more balanced relationship" [i.e. among profits, investments for growth, executive compensation and/or dividends] (page 2, paragraph 1)

- "relates solely to the year after year imbalance between various 'cost centers' for the corporation . . ." (page 2, paragraph 2)

- "encourages the Board to re-examine the basis" of the dividend policy, (page 2, paragraph 3, while acknowledging that the Board may in fact annually review the policy itself)

- "asks for re-examination of the basis (or parameters) of the Board's review" of the dividend policy (page 3, carryover paragraph).

Because of the Proponent's various interpretations of the Proposal as set forth above, it would be impossible for the Company to determine what actions would constitute compliance with the Proposal if it were adopted by the shareholders. Therefore, as also described on page 6 of the No-Action Letter Request, the Proposal is vague and indefinite in violation of Rule 14a-9 and is therefore excludable under Rule 14a-8(i)(3).

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement for its 2003 Annual Meeting of Shareholders for the reasons specified above and in the No-Action Letter Request. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being mailed to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, we would appreciate receipt of the staff's response on or before January 15, 2003.

Should you disagree with the conclusion in the No-Action Letter Request and this letter that the Proposal may be excluded from the Company's 2003 proxy statement, I respectfully request the opportunity to confer with you prior to the issuance of the staff's response.

Please do not hesitate to call me at 704-383-8152 if you have any questions with respect to this matter.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Mr. David E. Bailey
17712 Cliffbourne Lane
Derwood, Maryland 20855

EXHIBIT

December 17, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D. C. 20549

This refers to Duke Energy's letter to you dated December 9, 2002 regarding a shareholder proposal which I (David E. Bailey) had submitted for the 2003 annual meeting proxy statement, and which Duke hopes to exclude with your permission.

It appears that Duke hopes to avoid serious SEC review by claiming this proposal is the same as last year's, which the Commission allowed to be excluded. In fact, the proposal for 2003 is significantly different; it has been prepared so as to address the legitimate issues noted by Duke last year but still retain the essential ingredients of the previous proposal. The factors and background material supporting the 2003 proposal are more nuanced and stated in a manner less sweeping and all-inclusive. Also it does not imply or suggest a dividend increase, objected to by Duke last year, but rather requests "more balanced" consideration by the Board of the distribution of earnings of the corporation. It further adds a disclaimer: "not intended to directly or indirectly establish a maximum or minimum dividend payout".

I have not knowingly included any false or misleading statements. Just the opposite- I believe the proposal is right on the money, so to speak. If Duke, however, finds some of the information disadvantageous, they clearly have the option of rebuttal in the proxy statement. It may be that during this time of lower (by 50%) share price, class action complaints and allegation of irregular pricing practices, cancellation of plans for some electrical production plants, and –not the least- greater accountability by corporate management and the boards, Duke wants not to have the information contained in the proposal sent out to the shareholders. I believe its an important proposal, true and fairly written (by a non-lawyer shareholder, I would add), and should be included in the 2003 proxy statement.

My general responses to Duke's "reasons for omission" are given below and are keyed to the structure used by Duke.

I. The proposal, contrary to Duke's position on the issue, asks only for the Board's consideration of a more balanced approach to outlays of company earnings. This is in view of the fact that investments for growth and executive compensation continue to spiral upward and dividends remain constant year after year.

Duke misrepresents the proposal when it says it "urges ... increases" and "requests ... dividend payout exceeding \$1.10". This is not the case. The proposal does not claim the current dividend is "inadequate". What it attempts to do is provide a reasonable basis for the shareholders and thru them, the Board, to seriously examine what appears to be a continuing unfair and inequitable balance between dividend level and other corporate outlays.

The proposal, as stated in its next to last paragraph, seeks only a more balanced relationship. For example, if profits go down, perhaps investments for growth, executive compensation and/or dividends go down (or not increased), and the opposite if profits increase.

I assert the proposal does not try to set a minimum or maximum dividend. It relates solely to the year after year imbalance between various "cost centers" for the corporation, and not insufficiency of current dividend.

II. I do not question that the Board may review its dividend policy annually on some undefined basis (this proposal encourages the Board to re-examine the basis). I do, however, challenge Duke's claim that it has "substantially implemented" the proposal, that is, taken into consideration better balance between investments for growth, executive compensation and dividends. This claim is in contrast to an apparent present policy that has resulted in the first two items continuing to grow while dividends have remained constant for a fifth year now. It may be that the corporate employee members of the Board exert too much influence, and the Board is not sufficiently independent.

III. The proposal contains no false or misleading statements. It is obvious from the structure of the sentence quoted, i.e., "...Board to re-examine present policies for establishing annual dividend yield...", that the meaning of "yield" was "payout" [My Webster's defines "yield" as "to produce, to give or furnish"], not to some "defined term" in Barron's. There obviously could be no meaningful Duke Board review of such a defined term. Duke seems to argue for notable distinction that "yield" (defined term) has risen- because share price has decreased over recent years. If Duke is concerned all this will be unclear to shareholders, Duke can address this in the proxy statement if it chooses to, perhaps pointing out that, happily, "yield" (defined term) is really up because share price is down.

Regarding Duke's point that the proposal "omits important language", the quotation from the letter from Duke's CEO was included to underpin the statements in the proposal: ".. one could conclude that management used funds that might otherwise have underwritten higher dividends to finance growth", and, "In a sense, growth could be viewed as being financed on the backs of shareholders". I note that in the review of last year's proposal, Duke at that time complained that there was no support for the statements made by me. Therefore, I specifically included the Duke CEO's quote this year. The follow- on sentence, the omission of which Duke claims is false and misleading, was not included because it was not at all relevant to the supporting material being offered. Furthermore, it is the very issue being addressed by this new proposal. Again, the Board may review the policy regularly; the proposal asks for re-examination of the basis (or parameters) of the Board's review.

The proposal is not "vague and indefinite" as Duke claims. The idea that the Board would ostensibly be lost by the request to re-exam present policies related to dividends is way overdrawn to say the least. It will be clear from a reading of the last two paragraphs of the proposal what is being sought.

It may, in fact, be the case that after reexamination of review policies and consideration of fair balance between investments for growth, executive compensation and dividend payout ("yield", in one layman's terms) no change is made in dividends. But the process and deliberations should attempt to provide fairness for the shareholder.

I ask that you reject Duke's request, and instead require it to include my proposal in the 2003 proxy statement sent to all shareholders. Thank you for your consideration.

Very truly yours,

David E. Bailey

David E. Bailey
17712 Cliffbourne Ln
Derwood MD 20855
301 926 3428

Six copies to SEC
Copy for Ms Grace Lee, SEC Staff
✓Copy to Duke Energy (R. Lucas III)

RECEIVED

2002 DEC 23 PM 5:19

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

December 17, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D. C. 20549

This refers to Duke Energy's letter to you dated December 9, 2002 regarding a shareholder proposal which I (David E. Bailey) had submitted for the 2003 annual meeting proxy statement, and which Duke hopes to exclude with your permission.

It appears that Duke hopes to avoid serious SEC review by claiming this proposal is the same as last year's, which the Commission allowed to be excluded. In fact, the proposal for 2003 is significantly different; it has been prepared so as to address the legitimate issues noted by Duke last year but still retain the essential ingredients of the previous proposal. The factors and background material supporting the 2003 proposal are more nuanced and stated in a manner less sweeping and all-inclusive. Also it does not imply or suggest a dividend increase, objected to by Duke last year, but rather requests "more balanced" consideration by the Board of the distribution of earnings of the corporation. It further adds a disclaimer: "not intended to directly or indirectly establish a maximum or minimum dividend payout".

I have not knowingly included any false or misleading statements. Just the opposite- I believe the proposal is right on the money, so to speak. If Duke, however, finds some of the information disadvantageous, they clearly have the option of rebuttal in the proxy statement. It may be that during this time of lower (by 50%) share price, class action complaints and allegation of irregular pricing practices, cancellation of plans for some electrical production plants, and –not the least- greater accountability by corporate management and the boards, Duke wants not to have the information contained in the proposal sent out to the shareholders. I believe its an important proposal, true and fairly written (by a non-lawyer shareholder, I would add), and should be included in the 2003 proxy statement.

My general responses to Duke's "reasons for omission" are given below and are keyed to the structure used by Duke.

I. The proposal, contrary to Duke's position on the issue, asks only for the Board's consideration of a more balanced approach to outlays of company earnings. This is in view of the fact that investments for growth and executive compensation continue to spiral upward and dividends remain constant year after year.

Duke misrepresents the proposal when it says it "urges ...increases" and "requests ...dividend payout exceeding $1.10". This is not the case. The proposal does not claim the current dividend is "inadequate". What it attempts to do is provide a reasonable basis for the shareholders and thru them, the Board, to seriously examine what appears to be a continuing unfair and inequitable balance between dividend level and other corporate outlays.

The proposal, as stated in its next to last paragraph, seeks only a more balanced relationship. For example, if profits go down, perhaps investments for growth, executive compensation and/or dividends go down (or not increased), and the opposite if profits increase.

I assert the proposal does not try to set a minimum or maximum dividend. It relates solely to the year after year imbalance between various "cost centers" for the corporation, and not insufficiency of current dividend.

II. I do not question that the Board may review its dividend policy annually on some undefined basis (this proposal encourages the Board to re-examine the basis). I do, however, challenge Duke's claim that it has "substantially implemented" the proposal, that is, taken into consideration better balance between investments for growth, executive compensation and dividends. This claim is in contrast to an apparent present policy that has resulted in the first two items continuing to grow while dividends have remained constant for a fifth year now. It may be that the corporate employee members of the Board exert too much influence, and the Board is not sufficiently independent.

III. The proposal contains no false or misleading statements. It is obvious from the structure of the sentence quoted, i.e., "...Board to re-examine present policies for establishing annual dividend yield...", that the meaning of "yield" was "payout" [My Webster's defines "yield" as "to produce, to give or furnish"], not to some "defined term" in Barron's. There obviously could be no meaningful Duke Board review of such a defined term. Duke seems to argue for notable distinction that "yield" (defined term) has risen- because share price has decreased over recent years. If Duke is concerned all this will be unclear to shareholders, Duke can address this in the proxy statement if it chooses to, perhaps pointing out that, happily, "yield" (defined term) is really up because share price is down.

Regarding Duke's point that the proposal "omits important language", the quotation from the letter from Duke's CEO was included to underpin the statements in the proposal: ".. one could conclude that management used funds that might otherwise have underwritten higher dividends to finance growth", and, "In a sense, growth could be viewed as being financed on the backs of shareholders". I note that in the review of last year's proposal, Duke at that time complained that there was no support for the statements made by me. Therefore, I specifically included the Duke CEO's quote this year. The follow- on sentence, the omission of which Duke claims is false and misleading, was not included because it was not at all relevant to the supporting material being offered. Furthermore, it is the very issue being addressed by this new proposal. Again, the Board may review the policy regularly; the proposal asks for re-examination of the basis (or parameters) of the Board's review.

The proposal is not "vague and indefinite" as Duke claims. The idea that the Board would ostensibly be lost by the request to re-exam present policies related to dividends is way overdrawn to say the least. It will be clear from a reading of the last two paragraphs of the proposal what is being sought.

It may, in fact, be the case that after reexamination of review policies and consideration of fair balance between investments for growth, executive compensation and dividend payout ("yield", in one layman's terms) no change is made in dividends. But the process and deliberations should attempt to provide fairness for the shareholder.

I ask that you reject Duke's request, and instead require it to include my proposal in the 2003 proxy statement sent to all shareholders. Thank you for your consideration.

Very truly yours,

David E. Bailey

David E. Bailey
17712 Cliffbourne Ln
Derwood MD 20855
301 926 3428

Six copies to SEC
Copy for Ms Grace Lee, SEC Staff
Copy to Duke Energy (R. Lucas III)

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

December 9, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2003 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-8(i)(13)

Ladies and Gentlemen:

I am submitting this letter on behalf of Duke Energy Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement (the "Proposal"), which was submitted to the Company by David E. Bailey (the "Proponent") for inclusion in the Company's 2003 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 24, 2003. The Company currently expects that it will file definitive copies of its 2003 proxy statement and form of proxy pursuant to Rule 14a-6 on or about March 10, 2003. I hereby request confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2003 proxy materials. As described further below, the Commission allowed exclusion of a similar proposal submitted by the Proponent for the Company's 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2003 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated August 1, 2002.

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(3), 14a-8(i)(10) and 14a-8(i)(13) under the Act and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

BACKGROUND

By letter dated May 3, 2001, the Proponent submitted a shareholder proposal (the "Previous Proposal") substantially similar to the Proposal, for inclusion in the Company's 2002 proxy materials. The Company sought to exclude the Previous Proposal by no-action letter request dated November 30, 2001. The Commission granted this request by no-action letter dated January 3, 2002, allowing the Company to exclude the proposal from its 2002 proxy materials in reliance on rule 14a-8(i)(13). The Previous Proposal is attached as Exhibit B to this letter. The Commission's no-action letter, along with the Company's no-action letter request, are attached as Exhibit C.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(13) – The Proposal May Be Omitted Because It Relates to Specific Amounts of Dividends.

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Commission has interpreted this Rule broadly such that the phrase "specific amounts of cash or stock dividends" does not simply mean dividends in specific dollar amounts. In particular, Rule 14a-8(i)(13) has been interpreted in a variety of circumstances to exclude shareholder proposals that would have the effect of determining a company's dividend policy by requiring a maximum or minimum dividend payment.

The Proposal states that the Company has maintained an annual dividend of $1.10 per share for each of the past five years, a level which the Proposal maintains is insufficient for at least certain investors. The Proposal asks that the Company's Board of Directors re-examine its dividend policy that has produced "no increase" over that time. Because it focuses on the Company's current dividend level, and urges consideration of a policy providing for increases in the current level, the Proposal translates into a proposal at least "relating to" a yearly per share dividend payment exceeding a minimum of $1.10.

The Proponent's statement that the Proposal "is not intended to directly or indirectly establish either a maximum or minimum dividend payout" is inconsistent with its apparent request for consideration of a dividend payout exceeding a minimum of $1.10, and is also inconsistent with the rest of the supporting statements in the Proposal, which clearly establish the Proponent's position that the current dividend level is inadequate. This sentence is clearly an attempt to distinguish the Proposal from the Proponent's excluded Previous Proposal, and should not be taken at face value for purposes of analyzing the Proposal under Rule 14a-8(i)(13). Indeed, in his December 6,

2001 letter to the Commission in response to the Company's no-action request on the Previous Proposal, the Proponent asserted that the Previous Proposal "does not try to set a minimum or maximum dividend." This statement did not cause the Commission to deny the Company's no-action request on the Previous Proposal on the basis of Rule 14a-8(i)(13). Therefore, the Commission may allow exclusion of the Proposal under Rule 14a-8(i)(13) for the same reason that it allowed exclusion of the Previous Proposal, since both proposals relate to the purported insufficiency of the Company's current dividend level and therefore relate to a specific amount of dividends.

In addition to the Commission's decision on the Previous Proposal, other proposals that seek to establish minimum dividends have been found to be excludable under Rule 14a-8(i)(13) (or predecessor Rule 14a-8(c)(13)). In its response to ITT Corporation (January 23, 1986), for example, the Commission found that a proposal relating to "issuance of a special dividend of $12.00 and restoration of an annual dividend of at least $2.76 per share" could be omitted from ITT's proxy materials under Rule 14a-8(c)(13). The proposal requested the ITT Board to restore the annual dividend to its former level of $2.76 per share and to maintain the dividend at that level or higher as long as the corporation remained solvent. The Commission found the proposal to be excludable on the basis of both the one time special dividend and the future minimum annual dividend. With respect to the latter, the Commission noted that the proposal related to "an annual dividend of a specific minimum dollar amount" and would be excludable.

Proposals that seek to establish minimum dividends, whether in cash or in stock, have also been held to be excludable under Rule 14a-8(i)(13) (or predecessor Rule 14a-8(c)(13)) in other no-action letters. See Loews Corporation (December 22, 1986) in which a minimum dividend of 50% was held to be excludable; International Business Machines Corporation (January 2, 2001) in which a proposal that the company return to shareholders an equal or greater percentage of the "dividend earnings" per share each year was held to be excludable; H.J. Heinz Company (May 6, 1987) in which a proposal to increase dividends annually so as to retain a yield of at least 4.5% to 5% was held to be excludable; and Empire Federal Bancorp, Inc. (April 7, 1999) in which a proposal to distribute a portion of excess regulatory capital by a special dividend of between $5.00 and $7.00 per share was held to be excludable.

The Proposal is cast in precatory form. Whether a proposal relating to specific amounts of cash or stock dividends is cast in mandatory or precatory form has no bearing, however, on whether the proposal is excludable under Rule 14a-8(i)(13). In National Mine Service Company (September 3, 1981), Safeway Inc. (March 4, 1998) and National Affiliated Corporation (March 28, 1991), for example, precatory proposals were found to be excludable under Rule 14a-8(i)(13) (or predecessor Rule 14a-8(c)(13)), while in Network Systems Corporation (March 12, 1991), Eastman Chemical Company (March 8, 2000), Empire Federal Bancorp, Inc. (April 7, 1999) and Zions Cooperative Mercantile

Institution (March 20, 1990) mandatory proposals were found to be excludable under such Rule.

The Company believes that the Proposal is excludable under Rule 14a-8(i)(13) on the above-mentioned basis.

II. Rule 14a-8(i)(10) – The Proposal May be Omitted Because the Company has Already Substantially Implemented It.

The Proposal is a request that the Board re-examine present policies related to the dividend. North Carolina General Statutes section 55-6-40 establishes that the board of directors of a North Carolina corporation shall act on declaration of dividends and authorization of other distributions to shareholders. Since each quarterly dividend declaration requires specific action by the board of directors, the decision to declare or not declare a dividend, and the decision on the amount of the dividend to be declared, are within the Board's discretion each time the action is considered. The Board is under no legal obligation to maintain the current dividend level in each quarterly declaration. Under North Carolina law, the directors must act in the best interests of the Company and its shareholders, which the Company's directors seek to do in all actions, including quarterly dividend declarations. Thus, the dividend policy is either explicitly or inherently "re-examined" each time the board acts upon a dividend decision.

The Company has announced from time to time that it has examined its dividend policy or considered dividend adjustments. In its press release dated September 20, 2002, the Company stated, "While dividend decisions are made by our board of directors, our plans retain the current level of $1.10 per share per year." In its press release dated December 20, 2000, the Company announced that the Board had specifically adopted a dividend policy intending to maintain the dividend at its current split-adjusted level. As described further below, the Company's Chairman and President personally informed the Proponent by letter dated April 20, 2001, that the dividend policy is regularly reviewed. Each of these statements was made within the 5-year time frame described in the Proposal, and indicate frequent re-examination of the dividend policy during that time.

In Texaco, Inc. (March 28, 1991), the Staff stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Moreover, the Commission has indicated, in Exchange Act Release No. 34-20091 (Aug. 16, 1983), that for a proposal to be omitted or moot under this rule, it need not be implemented in full or precisely as presented.

Therefore, the Proposal is excludable under Rule 14a-8(i)(10) because the Company has already substantially implemented it, due to the Company's frequent and recent re-examination of the dividend policy during the period described in the Proposal.

III. Rule 14a-8(i)(3) – The Proposal May Be Omitted Because It Contains Statements That Are False or Misleading and is Vague and Indefinite.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements therein not false or misleading."

The Proposal contains the false and misleading statements enumerated below.

"It is therefore proposed that shareholders ask the Board to re-examine present policies for establishing annual dividend yield that has produced no increase in five years."

Barron's Dictionary of Finance and Investment Terms defines the "dividend yield" on a stock as "the percentage rate of return paid on a common or preferred stock in dividends," and indicates that dividend yield is calculated by dividing the stock's dividend by its market price and multiplying the result by 100%. Contrary to the Proponent's assertion, the dividend yield on the Company's common stock has both increased and decreased over the past five years, in an inverse relationship with the stock's market price. The Company's annual dividend yield, at a market price of $19.14 per share as of December 5, 2002, was approximately 5.7%. On the date of the Proposal, at a market price of $25.44 per share, the dividend yield was approximately 4.3%. On the date of the Previous Proposal, May 3, 2001, at a market price of $44.42, the dividend yield was approximately 2.5%. The Company's Board of Directors determines on a quarterly basis the amount of cash dividends per share to be paid on the Company's stock. The dividend yield is established as a function of the market price of the stock. Therefore, the statements that the Board's policies "establish" dividend yield, and have produced no increase, are false and misleading in violation of Rule 14a-9.

The Proponent's quotation of Duke Energy's management in the second paragraph of the Proposal omits important language.

In the second paragraph of the Proposal, the Proponent quotes two sentences from an April 20, 2001 letter to the Proponent from Richard B. Priory, the Company's Chairman and Chief Executive Officer, as follows:

> "we continue to believe the best way to meet our aggressive
> growth targets is to invest substantial earnings back into the

> company, rather than to incur the expense of external financing. This growth leaves investors in a better overall position than would an increased dividend yield".

In his letter, which is attached as Exhibit D, Mr. Priory informed the Proponent in the sentence immediately following the quoted language that the Company plans "to retain the current dividend, while continuing to review the policy regularly." Therefore, it is false and misleading in violation of Rule 14a-9 for the Proponent to use this quote but to omit an associated statement by the Company indicating to the Proponent that the stated objective of the Proposal (re-examination of the dividend policy) is being regularly carried out.

The staff has indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the staff to provide such relief here.

The Proposal is so vague and indefinite that it violates Rule 14a-9.

The Proposal's request that the Board "re-examine present policies" related to its dividends is vague and indefinite, in that it is difficult if not impossible to discern what specific actions the Board would be required to take to comply with the request. In fact, as described above in Section II, it appears that the Board could merely continue its practice of "examining" the dividend policy by its action of declaring a quarterly dividend, each time within its discretion and acting in the best interest of the Company and its shareholders. Alternatively, fulfillment of the Proposal's request may be interpreted to require the Board to conduct and report the results of a comprehensive financial study involving market analysis and financial projections. Since the Proposal is unclear as to how the request could be properly addressed, it is vague and indefinite in violation of Rule 14a-9, and therefore may be excluded under Rule 14a-8(i)(3).

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement for its 2003 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibits, is being mailed to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, I would appreciate receipt of the staff's response on or before January 15, 2003.

Should you disagree with the conclusion in this letter, I respectfully request the opportunity to confer with you prior to the issuance of the staff's response.

Please do not hesitate to call me at 704-383-8152 if you have any questions with respect to this matter.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Mr. David E. Bailey
17712 Cliffbourne Lane
Derwood, Maryland 20855

Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

SHAREHOLDERS SHOULD NOT BE LEFT BEHIND

Left Behind! is the title of the popular book series by Tim LaHaye and Jerry Jenkins about the End-Times. That's also the cry of many shareholders since Duke announced an annual dividend of $1.10 per share for 2002. This marked the fifth consecutive year the dividend had been at this (equivalent) level. That may not matter to Duke's top executives or large institutional investors. But it could to small investors who may need money for daily expenses, or to 'seniors' who bought Duke some times ago as part of a retirement portfolio, counting on the income for things like medicines, doctor bills, food and, generally, greater self-sufficiency. It can hurt many who depend on dividend income, and over this period have seen its buying power plummet. For these citizens, exchanging Duke for higher payout companies may simply not be practical, considering sales commissions and capital gains taxes.

Duke's growth (or lack thereof) is based partly on management action, and partly, on external factors such as, the national economy and power needs. With dividends held constant over this period, one could conclude that management used funds that might otherwise have underwritten higher dividends to finance growth. In fact, Duke management stated "we continue to believe the best way to meet our aggressive growth targets is to invest substantial earnings back into the company, rather than to incur the expense of external financing. This growth leaves investors in a better overall position than would an increased dividend yield". In a sense, growth could be viewed as being financed on the backs of shareholders.

Value can take different forms. Duke management appears to believe shareholder value is achieved mainly by growth, and this may be true for some as indicated above. But for others, it will not be true, and many might prefer more spendable 'value' now. Dividends that keep pace with inflation is a measure of 'value' too. We have seen over the past year severe negative 'growth' in share value, leaving shareholders now with continuing low dividends and lower stock prices as well.

While dividends remained constant, Mr. Priory's compensation grew: $1.03M (1997), $1.74M(1998), $2.00M(1999), $3.16M(2000), and $3.58M(2001). Top assistants saw similar growth. In addition, 'long-term compensation' for each included anywhere from 400,000 to 1,400,000 share options, large restricted stock awards, and other compensation. Share awards, alone, may explain why management is so intent on growth versus increasing dividends.

It would seem, a more balanced relationship could exist between company profitability, growth, and executive compensation, on one hand and dividends on the other. It's right that management be rewarded; it's not right that small shareholders be 'left behind'. Duke could still continue a "growth" strategy, but perhaps slightly moderated.

It is therefore proposed that shareholders ask the Board to re-examine present policies for establishing annual dividend yield that has produced no increase in five years. This proposal is not intended to directly or indirectly establish either a maximum or minimum dividend payout.

SHAREHOLDERS SHOULD NOT BE 'LEFT BEHIND'

Left Behind! is the title of the popular book series by Tim LaHaye and Jerry Jenkins about the End-Times. That's also the cry of many shareholders since Duke announced an annual dividend of $1.10 per share for 2001. This marks the fourth consecutive year the dividend has been at this (equivalent) level. That may not matter to Duke's top executives or large institutional investors. But it does to small investors who need the money for daily expenses, or 'seniors' who bought Duke some time ago as part of a retirement portfolio, counting on the income for things like medical expenses, food, and, generally, greater self-sufficiency. It hurts everyone 'on the edge' financially, who depends on the income for, e.g., health-sustaining medications, and over the past four-years has seen its buying power drop dramatically. For these citizens, trading Duke for higher payout companies may simply be impractical, considering commissions and capital gains taxes.

Duke's growth is partly due to management, and partly, to the national economy and unmet power needs. With dividends constant over this period, management used the funds that otherwise would have underwritten higher dividends to finance the growth, avoiding the cost of external financing. In a sense, growth has been on the backs of the shareholders.

Value can take different forms. Duke management believes shareholder value is achieved by growth, that growth leaves investors better off than would higher dividends. This may be true for some - Duke executives, large owners. But as indicated above, as a practical matter it will be difficult for many ever to realize the 'value' of increased share price (except upon death!); many would prefer more spendable 'value' now. Dividends that keep pace with inflation is a measure of 'value' too.

While dividends were being held constant, Mr Priory's annual compensation grew: $1.03M (1997), $1.74M (1998), $2.00M (1999), and $3.16M (2000). Top assistants saw similar upward growth. In addition, 'long-term compensation' for each included anywhere from 400,000 to 1,400,000 share options, large restricted stock awards, and other compensation. These share awards, alone, may explain why management is so intent on growth versus more equitable distribution of profits.

Duke is doing well. However, a rational relationship must exist between profitability, growth, executive compensation, and dividends . It's right that management be rewarded; it's not right that common shareholders be left behind. Duke can continue to grow, but perhaps at a slightly moderated rate, so that reasonable dividend increases can be given. Shareholders should no longer be 'left behind'.

It is therefore proposed that shareholders ask the Board to distribute earnings more equitably, to include dividend increases for shareholders, by adjusting, e.g., investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more immediate and fungible way (i.e., higher dividends with higher profits and/or higher executive compensation) from the company's success.

Exhibit C

January 9, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated November 30, 2001

The proposal requests that Duke Energy "distribute earnings more equitably, to include dividend increases for shareholders by adjusting, e.g. investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more fungible way … from the company's success."

There appears to be some basis for your view that Duke Energy may exclude the proposal under rule 14a-8(i)(13). In this regard, we note that the proposal appears to amount to a formula that would result in a specific dividend amount. Accordingly, we will not recommend enforcement action to the Commission if Duke Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(13). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Duke Energy relies.

Sincerely,

Grace K. Lee
Attorney-Advisor

Duke Energy®

Robert T. Lucas III
Associate General Counsel
Assistant Secretary

Duke Energy Corporation
PB05E
422 South Church Street
P.O. Box 1244
Charlotte, NC 28201-1244
(704) 382-8152 OFFICE
(704) 382-8137 FAX
rtlucas@duke-energy.com

VIA FEDERAL EXPRESS

November 30, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Duke Energy Corporation 2002 Annual Shareholders' Meeting–Exclusion of Shareholder Proposal–Securities Exchange Act of 1934, Rules 14a-8(i)(3) and 14a-8(i)(13)

Ladies and Gentlemen:

I am submitting this letter on behalf of Duke Energy Corporation (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Act"), in response to the shareholder proposal and accompanying supporting statement (the "Proposal"), which was submitted to the Company by David E. Bailey (the "Proponent") for inclusion in the Company's 2002 proxy statement and form of proxy relating to the Company's Annual Meeting of Shareholders presently scheduled for April 25, 2002. The Company currently expects that it will file definitive copies of its 2002 proxy statement and form of proxy pursuant to Rule 14a-6 on or about March 18, 2002. I hereby request confirmation that the staff of the Division of Corporation Finance will not recommend any enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on the interpretation of Rule 14a-8 set forth below, the Company excludes the Proposal from its 2002 proxy materials.

Pursuant to Rule 14a-8(j), enclosed herewith are six copies of the following:

(1) this letter, which represents the Company's statement of reasons for omission of the Proposal from its 2002 proxy statement and form of proxy; and

(2) the Proposal, attached as Exhibit A hereto, which was submitted by the Proponent by letter dated May 3, 2001.

The Company intends to omit the Proposal pursuant to Rules 14a-8(i)(3) and 14a-8(i)(13) under the Act and requests that the Division of Corporation Finance advise the Company whether it would recommend any enforcement action against the Company in such event.

DISCUSSION OF REASONS FOR OMISSION

I. Rule 14a-8(i)(13) – The Proposal May Be Omitted Because It Relates to Specific Amounts of Dividends.

Rule 14a-8(i)(13) provides that a shareholder proposal is excludable if it relates to specific amounts of cash or stock dividends. The Commission has interpreted this Rule broadly such that the phrase "specific amounts of cash or stock dividends" does not simply mean dividends in specific dollar amounts. In particular, Rule 14a-8(i)(13) has been interpreted in a variety of circumstances to exclude shareholder proposals that would have the effect of determining a company's dividend policy by requiring a maximum or minimum dividend payment.

The Proposal states that the Company has maintained an annual dividend of $1.10 per share for each of the past four years, a level which the Proposal maintains is insufficient. The Proposal therefore asks that the Company's Board of Directors make adjustments in how earnings are distributed in order to provide dividend increases, which translates into a requirement for a yearly per share dividend payment exceeding a minimum of $1.10.

Proposals that seek to establish minimum dividends have been found to be excludable under Rule 14a-8(i)(13) (or predecessor Rule 14a-8(c)(13)). In its response to ITT Corporation (January 23, 1986), for example, the Commission found that a proposal relating to "issuance of a special dividend of $12.00 and restoration of an annual dividend of at least $2.76 per share" could be omitted from ITT's proxy materials under Rule 14a-8(c)(13). The proposal requested the ITT Board to restore the annual dividend to its former level of $2.76 per share and to maintain the dividend at that level or higher as long as the corporation remained solvent. The Commission found the proposal to be excludable on the basis of both the one time special dividend and the future minimum annual dividend. With respect to the latter, the Commission noted that the proposal related to "an annual dividend of a specific minimum dollar amount" and would be excludable.

Proposals that seek to establish minimum dividends, whether in cash or in stock, have also been held to be excludable under Rule 14a-8(i)(13) (or predecessor Rule 14a-8(c)(13)) in other no-action letters. See Loews Corporation (December 22, 1986) in which a minimum dividend of 50% was held to be excludable; International Business Machines Corporation (January 2, 2001) in which a proposal that the company return to shareholders an equal or greater percentage of the "dividend earnings" per share each year was held to be excludable; H.J. Heinz Company (May 6, 1987) in which a proposal to increase dividends annually so as to retain a yield of at least 4.5% to 5% was held to be excludable; and Empire Federal Bancorp, Inc. (April 7, 1999) in which a proposal to distribute a portion of excess regulatory capital by a special dividend of between $5.00 and $7.00 per share was held to be excludable.

The Proposal is cast in precatory form. Whether a proposal relating to specific amounts of cash or stock dividends is cast in mandatory or precatory form has no bearing, however, on whether the proposal is excludable under Rule 14a-8(i)(13). In National Mine Service Company (September 3, 1981), Safeway Inc. (March 4, 1998) and National Affiliated Corporation (March 28, 1991), for example, precatory proposals were found to be excludable under Rule 14a-8(i)(13) (or predecessor Rule 14a-8(c)(13)), while in Network Systems Corporation (March 12, 1991), Eastman Chemical Company (March 8, 2000), Empire Federal Bancorp, Inc. (April 7, 1999) and Zions Cooperative Mercantile Institution (March 20, 1990) mandatory proposals were found to be excludable under such Rule.

The Company believes that the Proposal is excludable under Rule 14a-8(i)(13) on the above-mentioned basis.

II. Rule 14a-8(i)(3) – The Proposal May Be Omitted Because It Contains Statements That Are False or Misleading.

Rule 14a-8(i)(3) provides that a registrant may omit a proposal and any statement in support thereof from its proxy statement and form of proxy if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials. Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary to make the statements therein not false or misleading."

The Proposal contains a number of such false and misleading statements which are enumerated below.

(1) "It is therefore proposed that shareholders ask the Board to distribute earnings more equitably, to include dividend increases for shareholders, by adjusting, e.g., investments for growth, or executive salary increases and awards ..."

The Proposal would have the shareholders ask the Company's Board to distribute earnings "more equitably." What is meant by the term "more equitably" is, however, vague and subjective and hence would be difficult for a board of directors to implement. This is true notwithstanding the Proponent's attempt to attach a list of adjustments or changes relating to the redistribution, some mandatory (i.e., to include dividend increases) and some expressed as examples of the changes that would need to be made to offset dividend increases (e.g. adjustments in investments for growth or executive salary increases and awards). The Proponent believes these changes would produce a "more equitable" distribution of the Company's earnings, but the same view might not be held by the Company's Board. Moreover, to ask the Company's Board to implement a "more equitable" distribution of earnings implies that the present system is somehow "less equitable," an assumption with which the Company takes issue and which is unsupported by fact.

Phrases like "more equitable" – by virtue of the very connotation of the words – are power-packed phrases that evoke support for the assertions that they describe notwithstanding the actual content of the assertions to be considered or the pertinent facts. This is the case with respect to the phrase "more equitably" in the Proposal. Given this reality, and given the fact that the words "more equitably" are at the heart of the Proposal, the Company asks that the Proposal be held to be excludable pursuant to Rule 14a-8(i)(3) because it is misleading, in violation of Rule 14a-9.

(2) ". . . so that shareholders may benefit in a more immediate and fungible way . . . from the company's success."

The Proposal states that a "more equitable" distribution that includes dividend increases and, for example, adjustments (i.e., decreases) in investments for growth would enable shareholders to "*benefit in a more immediate and fungible way* (italics added) . . . from the company's success." This statement is misleading and unsupported by fact. Indeed, what actually benefits shareholders, whether in an immediate and fungible way or otherwise, may differ substantially from shareholder to shareholder. Specifically, the benefit derived from increased dividends may vary significantly depending on the shareholder's financial and tax circumstances. Similarly, the benefit derived from a higher stock price resulting from investments in growth may vary significantly from shareholder to shareholder because of, for example, tax considerations.

Indeed, when it comes to benefits to shareholders, dividend increases are not necessarily viewed as more beneficial by shareholders. Indeed, certain shareholder proposals which have been the subject of no-action requests to the Division of Corporation Finance under Rule 14a-8 have asked that dividends be *eliminated or decreased*, rather than increased, on the ground that they are not beneficial to shareholders.

A shareholder proposal submitted to National Mine Service Company (available September 3, 1981), for example, requested that the company "eliminate all dividends for the fiscal year 1982." The proposal argued that "under current tax laws the after tax value of the dividend is significantly lower to the stockholder." The proposal concluded that having a dividend was not in shareholders' best interests. A shareholder proposal to American Brands, Inc. (available September 14, 1988), asked the company to "(1) continuously decrease the payout ratio of dividends or (2) stop increasing dividends or (3) stop paying dividends at all." The reasons cited included tax considerations and the reduction of administrative costs. In General Electric Company (January 28, 1997), the shareholder proposal sought to have the company replace the payment of cash dividends with open market purchases of its common stock and quarterly purchases of shares from shareholders requiring quarterly cash flows. The proposal was entitled "Proposal to Benefit the Shareholders of the General Electric Company" and, was driven by tax considerations. A shareholder proposal to Minnesota Mining and Manufacturing Company (available February 10, 2001) asked the company to eliminate dividends. The preferred uses for earnings that were cited in the proposal were share repurchases. In the foregoing cases the shareholder proposals were found to be excludable pursuant to Rule 14a-8(i)(13), with the exception of the General Electric Company proposal, which was withdrawn, and the American Brands proposal which was found to be excludable for procedural reasons.

Because the Proposal, if implemented, might not be to the benefit of the Company's shareholders, individually or in the aggregate, contrary to the Proponent's assertion, the Company submits that the statement that the Company's shareholders would benefit in a more immediate and fungible way from dividend increases is false and misleading, in violation of Rule 14a-9.

(3) ". . . management used the funds that otherwise would have underwritten higher dividends to finance the growth. . ."

There is no support for the statement that funds that have been used to finance the Company's growth would have otherwise been used for dividends as against other uses.

Recently, the staff indicated that, "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules," the staff may find it appropriate to grant relief without providing the proponent a chance to make revisions to the proposal and supporting statement. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). We urge the staff to provide such relief here.

We respectfully request your confirmation that the Division of Corporation Finance will not recommend any enforcement action to the Commission if the Company omits the Proposal from its proxy statement for its 2002 Annual Meeting of Shareholders for the reasons specified above. As required by Rule 14a-8(j), a copy of this letter, including the attached exhibit, is being mailed to the Proponent simultaneously with the sending of this letter to the Commission.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it in the enclosed self-addressed, stamped envelope. To meet the Company's projected preliminary proxy filing deadline and proxy printing schedule, I would appreciate receipt of the staff's response on or before January 15, 2002.

Should you disagree with the conclusion in this letter, I respectfully request the opportunity to confer with you prior to the issuance of the staff's response.

Please do not hesitate to call me at 704-383-8152 if you have any questions with respect to this matter.

Very truly yours,

Robert T. Lucas III

Enclosures

cc: Mr. David E. Bailey
17712 Cliffbourne Lane
Derwood, Maryland 20855

Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202

SHAREHOLDERS SHOULD NOT BE 'LEFT BEHIND'

Left Behind! is the title of the popular book series by Tim LaHaye and Jerry Jenkins about the End-Times. That's also the cry of many shareholders since Duke announced an annual dividend of $1.10 per share for 2001. This marks the fourth consecutive year the dividend has been at this (equivalent) level. That may not matter to Duke's top executives or large institutional investors. But it does to small investors who need the money for daily expenses, or 'seniors' who bought Duke some time ago as part of a retirement portfolio, counting on the income for things like medical expenses, food, and, generally, greater self-sufficiency. It hurts everyone 'on the edge' financially, who depends on the income for, e.g., health-sustaining medications, and over the past four-years has seen its buying power drop dramatically. For these citizens, trading Duke for higher payout companies may simply be impractical, considering commissions and capital gains taxes.

Duke's growth is partly due to management, and partly, to the national economy and unmet power needs. With dividends constant over this period, management used the funds that otherwise would have underwritten higher dividends to finance the growth, avoiding the cost of external financing. In a sense, growth has been on the backs of the shareholders.

Value can take different forms. Duke management believes shareholder value is achieved by growth, that growth leaves investors better off than would higher dividends. This may be true for some - Duke executives, large owners. But as indicated above, as a practical matter it will be difficult for many ever to realize the 'value' of increased share price (except upon death!); many would prefer more spendable 'value' now. Dividends that keep pace with inflation is a measure of 'value' too.

While dividends were being held constant, Mr Priory's annual compensation grew: $1.03M (1997), $1.74M (1998), $2.00M (1999), and $3.16M (2000). Top assistants saw similar upward growth. In addition, 'long-term compensation' for each included anywhere from 400,000 to 1,400,000 share options, large restricted stock awards, and other compensation. These share awards, alone, may explain why management is so intent on growth versus more equitable distribution of profits.

Duke is doing well. However, a rational relationship must exist between profitability, growth, executive compensation, and dividends . It's right that management be rewarded; it's not right that common shareholders be left behind. Duke can continue to grow, but perhaps at a slightly moderated rate, so that reasonable dividend increases can be given. Shareholders should no longer be 'left behind'.

It is therefore proposed that shareholders ask the Board to distribute earnings more equitably, to include dividend increases for shareholders, by adjusting, e.g., investments for growth, or executive salary increases and awards, so that shareholders may benefit in a more immediate and fungible way (i.e., higher dividends with higher profits and/or higher executive compensation) from the company's success.

Proposed Company Response to Shareholder Proposal for an Increase in the Dividend

- The Board of Directors believes that the proposal would be detrimental to the Company's long-term competitiveness and financial health and thus contrary to the best interests of the Company and the shareholders.

- Under the North Carolina Business Corporation Act and the Company's Articles of Incorporation and By-Laws, the Board of Directors bears the fiduciary responsibility to conduct the business of the Company, including weighing multiple factors in determining when, whether, and in what amounts dividends should be declared, relative to other business priorities.

- The Board of Directors reviewed the Company's dividend policy in December 2000 and after thorough deliberation ~~established a target of a 50 percent payment rate and the maintenance of~~ the dividend at 27.5 cents a quarter after the two-for-one split of the Common Stock which was agreed upon at the same time. The Board of Directors viewed this decision as striking an appropriate balance between providing a competitive dividend yield and ensuring that the Company has the resources available to fund growth.

- The Board's decision regarding dividend policy was based on the anticipated needs of the business for capital and the most efficient means of enhancing shareholder value in the light of current business circumstances and tax rules. By encumbering dividend decisions as suggested in the proposal without due regard to those considerations and other factors essential to the Company's success, the proposal would impede the Board's ability to conduct the Company's business activities.

- Approval of the proposal would not in itself lead to any increase in dividends paid to shareholders. Approval by the shareholders would only serve to request the Board of Directors to distribute corporate earnings "more equitably", which anticipates that this would necessarily result in dividend increases. Any increase in dividend payments would occur only after the Board of Directors exercises its collective business judgment in conducting its periodic evaluations as to whether a change in its current dividend policy is in the best interests of the Company and all of its shareholders in light of the considerations described above.

determined to maintain

Exhibit D

Duke Energy®

Richard B. Priory
Chairman, President and
Chief Executive Officer

Duke Energy Corporation
EC3XB
526 South Church Street
Charlotte, NC 28202-1802
P.O. Box 1006
Charlotte, NC 28201-1006
(704) 382-7133

April 20, 2001

Mr. David E. Bailey
17712 Cliffbourne Lane
Derwood, MD 20855

Dear Mr. Bailey:

Thank you for your recent letter regarding Duke Energy's Proxy Statement, dividend policy, and utilization of nuclear energy.

Concerning the current dividend level, our overall objective is to increase shareholder value for all shareholders by growing the company. We continue to believe that the best way to continue to meet our aggressive growth targets is to invest substantial earnings back into the company, rather than to incur the expense of external financing. This growth leaves investors in a better overall position than would an increased dividend yield. Thus, we plan to retain the current dividend, while continuing to review the policy regularly.

Duke's nuclear plants have served us well. We continue to believe that nuclear energy is a good resource for generating electricity, and we also believe in fuel diversity. At the current time, natural gas is the best choice for this market. We welcome the recent increased attention to nuclear power as an important national energy source. We are continually reviewing our options and will decide on generation fuels as they are best suited by market and economic conditions.

I appreciate your interest and investment in Duke Energy.

Sincerely,

RB Priory

R. B. Priory

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 10, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Duke Energy Corporation
Incoming letter dated December 9, 2002

The proposal requests that Duke Energy "re-examine present policies for establishing annual dividend yield that has produced no increase in five years."

We are unable to concur in your view that Duke Energy may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Duke Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

We are unable to concur in your view that Duke Energy may exclude the proposal under rule 14a-8(i)(13). Accordingly, we do not believe that Duke Energy may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(13).

Sincerely,

Jeffrey Werbitt
Attorney-Advisor